Via Facsimile and U.S. Mail
Mail Stop 6010

August 18, 2006

Mr. George A. Scangos, Ph.D.
President and Chief Financial Officer
Exelixis, Inc.
170 Harbor Way
P.O. Box 511
South San Francisco, CA 94083

Re: **Exelixis, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2005
        Filed March 9, 2006
        File No. 000-30235

Dear Mr. Scangos:

        We have limited our review of the above filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data, page 57

Notes to Consolidated Financial Statements, page 65

Note 3 Research and Collaboration Agreements, page 74

   1. For those agreements within the scope of SFAS 68, please provide us the disclosures required by paragraph 14(b) of SFAS 68 about the costs incurred under the agreements during each period presented.

<u>Note 4 Symphony Evolution, page 79</u>

2. Please explain how you had determined that SEI was a variable interest entity and that the company was the primary beneficiary. As you disclosed that you determined this in accordance with FIN 46R, please cite the specific paragraphs within FIN 46R supporting this determination.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant